SCHNEIDER WEINBERGER LLP
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July 25, 2011

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mark P. Shuman, Branch Chief - Legal
Stephen Krikorian, Accounting Branch Chief
Ryan Houseal, Attorney-Advisor
Laura Veator, Staff Accountant

Re:	AnythingIT Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-174109

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated July 13, 2011 on the above-referenced filing.  Following are the Company’s responses to such comments.  The Company has filed Amendment No. 2 to the above-captioned Registration Statement on Form S-1 (“Amendment No. 2”) with the SEC and under separate cover we are proving Mr. Houseal with courtesy copies, marked and keyed to the Company’s revisions and responses as set forth below.

Risk Factors

General

1.
With respect to prior comment 2, although the company plans to file an Exchange Act registration statement immediately following the effective date of the registration statement, the small number of current holders, the nature of the offering to be registered, and the uncertainty regarding the development of an active trading market suggest that there is a significant likelihood that the company will satisfy the conditions that would enable it to de-register and terminate or suspend its reporting obligations.  Please more specifically tell us why you do not believe that this possibility presents a material risk to investors.  Alternatively, please expand the risk factor section.

Response:       While the Company’s Board has no incentive to de-register particularly in light of the time and costs associated with the registration statement and its desire to establish and develop an active trading market for the Company’s common stock, it recognizes the potential risks to investors should it ultimately take that step.  Accordingly, an additional risk factor has been included in Amendment No. 2 in response to this comment.  Please see page 6.

Management’s Discussion and Analysis of Financial Statements and Results of Operations

Results of Operations

Three and nine months ended March 31, 2011 as compared to the three and nine months ended March 31, 2010

2.
We note your disclosure that you attribute your results primarily to clients delaying the retirement of legacy IT products, a reduction in values and overall demand within the used IT marketplace, and time invested in training additional employees.  However, we note that net sales have increased for both the three and nine month periods ended March 31, 2011.  Please clarify you explanation for the increase in net sales.  As part of your response, separately quantify increases or decreases due to changes in pricing and volume.  To the extent there are other offsetting charges, please describe and quantify.

Response:       Amendment No. 2 has been revised to disclose that the increases in the Company’s revenues during the three and nine months ended March 31, 2011 were attributable to increases in revenues from sales to its remarketing clients who are used IT equipment wholesalers of used IT equipment, one of the Company’s revenue streams as described in that section.  As there were no material increases or decreases in pricing or other offsetting charges, no disclose has been added regarding same.  Please see page 9.

Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Principles

Significant Accounting Principles

Earnings Per Share, page F-8

3.
Tell us how you considered your 12% convertible promissory notes in determining your diluted earnings per common share.  To the extent applicable, disclose the number of outstanding warrants and convertible promissory notes that are excluded from your dilutive earnings per share calculation as their effect would be anti-dilutive.  Further, please reconcile your disclosure that there were 12,350,000 warrants outstanding as of March 31, 2011 with your disclosure on page F-15 that there were 14,990,000 warrants outstanding.

Response:       Note 2 dilutive earnings per share calculation has been revised to include the 5,500,000 shares from the convertible promissory notes. Of the 15,332,500 outstanding warrants at March 31, 2011, 14,245,000 warrants are not in the money. Of the remaining warrants, all of which have an exercise price of $0.10 which is equal to the fair value, the Company used the treasury stock method and determined that the proceeds received upon exercise of these warrants would allow the Company to buy back the same number of shares therefore having a zero effect on the dilutive earnings per share calculation. Please see pages F-3 and F-8 of Amendment No. 2. The Company has also added additional language to reconcile the warrant disclosure. Please see page F-15 of Amendment No. 2.

Statements of Cash Flows For the Years Ended June 30, 2010 and 2009 page F-21

4.	Revise the caption from “net income from operations” to “net income” pursuant to ASC 230-10-45-2 for all periods presented.

Response:       The requested revision has been made. Please see page F-21 of Amendment No. 2.

We trust the foregoing is fully responsive to the staff’s comments.  We will call Mr. Houseal in a few days to discuss the Company’s desire to file an effectiveness request for this registration statement.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Dave Bernstein
Sherb & Co. LLP